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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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

                    FUTUREMEDIA ANNOUNCES NEW FINANCIAL TEAM

            - NEW CHIEF FINANCIAL OFFICER AND CONTROLLER APPOINTED -

    BRIGHTON, England, June 19 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European learning communications provider, today announced the appointment of Brian McArthur Muscroft as Group Chief Financial Officer ("CFO"). He will oversee financial strategy, policies, reporting, planning and control for the four-company Futuremedia group. Brian also will be joining the Chief Executive Officer in setting the growth strategy for the company and identifying and executing future acquisitions. In addition, Sylvie Kulczak will join the company as group Controller, reporting to Brian.

    Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "These appointments complete our senior management team and strengthen our ability to execute our strategic plan. Futuremedia is fortunate to have someone of the caliber and experience of Brian to help lead our company forward. He will be a great addition to the management team, and we look forward to a significant contribution in developing and implementing our growth strategy. Sylvie brings the experience and the ability to integrate our financial planning and controls across the Futuremedia group and continually improve our operations."

    Brian has an extensive background as a financial and strategic executive, most recently serving as CFO of Viatel, a leading pan-European voice and communications business service operator. While at Viatel he successfully restructured the financial reporting and developed an optional tax structure on behalf of the company.

    Prior to Viatel, Brian served as CFO of Eckoh Technologies plc, an AIM-listed technology group, where he oversaw an overhaul of the governance framework and financial reporting and was responsible for investor relations and city-related activities. He also led the successful acquisition of another AIM-listed technology company. From 2001 to 2003, Brian worked alongside PricewaterhouseCoopers as Interim CFO for the turnaround and restructuring of European organizations.

    Earlier in his career, Brian served as CFO of Cable and Wireless HKT Interactive Multimedia, the Asian-based provider of communications, internet and television services. Brian began his career at PricewaterhouseCoopers in London and Melbourne Australia. Brian is a Chartered Accountant and holds a Bachelor of Laws degree from Manchester University.

    Sylvie joins Futuremedia from SMC Group plc, an AIM-listed architecture and design company. At SMC she served as Group Financial Manager, responsible for financial due diligence and prospectus for the company's inclusion onto the AIM, along with producing audited accounts and annual reports. Earlier in her career, Sylvie worked at Foster and Partners (Norman Foster), an international architectural practice, as Company Accountant. Sylvie holds certification as a Chartered Accountant and studied at Oxford Brookes University.

    About Futuremedia:

    The Futuremedia group of companies is comprised of Futuremedia plc, Open Training AB, ebc and Button. Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit http://www.futuremedia.co.uk.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             06/19/2006
    /CONTACT: US - Mike Smargiassi or Ashley Zandy, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC,
an English public limited company


By:   /s/ Leonard Fertig
      -----------------------
      Leonard Fertig
      Chief Executive Officer


Date: June 19, 2006